12670 High Bluff Drive San Diego, California 92130 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com

June 25, 2021 VIA EDGAR Ms. Tonya K. Aldave Office of Life Sciences Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	FIRM /AFFILIATE OFFICES
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Re:	Erasca, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 9, 2021

CIK No. 0001761918

Dear Ms. Aldave:

We are in receipt of the Staff’s letter dated June 21, 2021 with respect to the above-referenced confidential Amendment No. 1 to the draft Registration Statement (the “DRS”). We are responding to the Staff’s comments on behalf of Erasca, Inc. (“Erasca” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”) responding to the Staff’s comments and updating the DRS.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Prospectus summary, page 1

1.

We note your response to our prior comment 4 and reissue. For each of the nine programs in the discovery and the IND-enabling stages, please provide us with a detailed analysis of why each of those programs is sufficiently material to your business to warrant inclusion in your pipeline table or revise your table to remove programs that are not sufficiently material. In this regard we note, as examples only, that you do not list the programs currently in discovery or in the IND-enabling stage on your website, you do not appear to discuss them in your Management’s Discussion and Analysis of Financial Condition section, and you do not appear to have plans to use the proceeds of this offering to advance all of these programs.

Erasca’s Response: In light of the Staff’s comment, the Company has reconsidered the materiality of each of the discovery and IND-enabling stage programs described in the pipeline table. After careful consideration, the Company has removed two of the discovery programs from the table: ERAS-9 and ERAS-11. However, the Company strongly believes that the remaining seven programs are material to its

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development strategy and essential to an understanding of the investment opportunity and has provided a detailed analysis below. In addition, the Company advises the Staff that the Company is in the process of updating its website to conform to the disclosure in the Registration Statement.

As background before addressing each program individually, Erasca would like to remind the Staff that since the Company’s founding, Erasca has focused on discovering and developing new product candidates based on differentiated approaches to shut down RAS-driven cancers. The Company realized early on that RAS may evade direct inhibition via multiple mechanisms—both in-pathway and beyond. To combat this, the Company has internally developed its own research programs, which have been complemented by a parallel corporate development strategy to in-license or acquire assets with the goal of comprehensively shutting down the RAS/MAPK pathway with single agents and rational combinations.

As indicated in the Registration Statement, the Company’s efforts are rooted in a deep understanding of the biology of the RAS/MAPK pathway and are focused on finding the right molecules in a modality-agnostic manner rather than relying on a single, platform-specific approach. The Company’s development programs have been designed to allow it to target not just individual signaling nodes in the RAS/MAPK pathway, but multiple nodes and cooperative mechanisms in concert. As described further below, the Company’s strategy is focused on targeting multiple nodes and cooperative mechanisms of the RAS/MAPK pathway in parallel, rather than targeting a single node. When viewed in totality, the development programs that the Company presents in the pipeline table target every critical node in the RAS/MAPK pathway, which the Company believes is essential to a prospective investor’s understanding of the Company’s strategy, capabilities and development efforts to-date.

The Company addresses below each of the seven discovery and IND-enabling stage programs included in the pipeline table of the Registration Statement with specificity so the Staff will have the benefit of the Company’s detailed analysis:

ERAS-801 – Approved EGFR inhibitors do not effectively target primary brain tumors (e.g., glioblastoma multiforme (“GBM”)). The Company believes this is because of (1) the molecules’ inability to adequately penetrate the central nervous system (“CNS”) and (2) the molecules being weak inhibitors of EGFR mutations observed in GBM, which are distinct from EGFR mutations observed in non-small lung cancer. As described in the Registration Statement, ERAS-801 was specifically designed to address these key limitations, including having enhanced CNS penetration (~4x greater penetration than approved EGFR inhibitors) and the ability to target clinically relevant EGFR alterations in GBM, such as EGFR amplification and EGFRvIII mutations. The Company entered into an exclusive worldwide license agreement in 2020 with Katmai Pharmaceuticals for this program, and the license agreement is described in the Registration Statement (“Business—Our acquisition and license agreements—Katmai Pharmaceuticals” as well as throughout MD&A) and filed as a material agreement (Exhibit 10.17). The Company anticipates filing an IND in the first quarter of 2022, as disclosed in the Registration Statement.

ERAS-1 – The historic discovery by Dr. Kevan Shokat, one of the Company’s co-founders, of the switch II pocket (S-IIP) has spurred the development of multiple KRAS G12C inhibitors, including one from Amgen that recently received FDA approval. However, current inhibitors of which the Company is aware do not adequately address the propensity for certain tumors (e.g., non-small cell lung cancer) to metastasize to the brain. The Company specifically designed and optimized the ERAS-1 program to have comparable or superior activity as compared to other KRAS G12C inhibitors in development plus a robust ability to cross the blood-brain barrier (“BBB”) in order to address this key limitation of other KRAS G12C inhibitors. The Company believes its ERAS-1 pre-candidates are the only KRAS G12C inhibitors specifically designed to cross the BBB and have the potential to be the only candidates to be able to do so. The Company expects to nominate a development candidate (“DevCan”) from one of its pre-candidates in the second half of 2021 and file an IND in the second half of 2022.

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ERAS-2/3 – Targeting non-G12C RAS mutations (the focus of the Company’s RAS-GTP franchise, including ERAS-4 and ERAS-2/3) is more challenging than targeting KRAS G12C. Dr. Shokat, who is a professor at UCSF, identified a novel region on RAS called the switch II groove (S-IIG), which is present in the RAS-GTP state. This novel finding and the associated 2018 exclusive worldwide license agreement with UCSF for Dr. Shokat’s work related to RAS-GTP were the foundation for forming the Company and for Dr. Shokat being a co-founder of the Company. No RAS-GTP inhibitor has been approved to date, so the Company believes this program is material to disclose to investors based on its potential groundbreaking nature. The license agreement with UCSF is described in the Registration Statement (“Business—Our acquisition and license agreements—University of California, San Francisco”) and filed as a material agreement (Exhibit 10.15).

ERAS-4 – The focus of the ERAS-4 program is developing small molecules that potently and selectively bind to KRAS G12D. This mutation, which is even more common than KRAS G12C, is difficult to target for several reasons described in the Registration Statement, including that non-G12C mutations do not have a mutant-specific site for irreversible inhibitor binding. As such, there are very few companies of which the Company is aware that have been able to discover tractable starting points and none of which the Company is aware that have entered clinical trials. Therefore, the Company believes that its recent breakthrough of potent and selective compounds (described in the Registration Statement (in particular, “Business—Our pipeline—ERAS-4: our KRAS G12D program”)), positions the Company favorably relative to other companies in this space to be able to nominate and advance a DevCan that could become a meaningful therapy for patients with tumors driven by this mutation. MAPKlamp combinations involving KRAS G12D inhibitors support the Company’s strategy of targeting colorectal cancer and pancreatic ductal adenocarcinoma since the G12D mutation is the most frequent KRAS mutation observed in both cancer types.

ERAS-5 – Autophagy is a key escape route mechanism in tumor cells where RAS/MAPK pathway signaling is inhibited. The ULK1 and ULK2 kinases are key regulators of autophagy. Thus, developing inhibitor(s) of these kinases is a key aspect of targeting escape routes (the Company’s third therapeutic strategy). The Company entered into an exclusive worldwide license agreement in 2020 with LifeArc for this program, and the license agreement is described in the Registration Statement (“Business—Our acquisition and license agreements—LifeArc”) and filed as a material agreement (Exhibit 10.18). The Company has identified a promising ERAS-5 compound that showed strong potency, target engagement, inhibition of autophagy, and selectivity.

ERAS-10 – The Company’s modality-agnostic approach aims to allow the Company to selectively and potently inhibit or degrade critical signaling nodes with small molecule therapeutics, large molecule therapeutics, and protein degraders. A key differentiator of the Company’s strategy has been to assemble a robust pipeline, irrespective of modality – this is a material aspect of the Company’s strategy to disclose to investors. The Company’s goal has been to start with the biology of the RAS/MAPK pathway and then find the best modality and asset to shut it down, alone and in combination. ERAS-10, the Company’s protein degrader program, is thus an important component of the Company’s modality-agnostic strategy, and the Company has strong in-house capabilities and expertise with its development team in this area. As the main component of its protein degrader strategy, the Company strongly believes this program represents a material part of its development strategy and pipeline.

ERAS-12 – All approved anti-EGFR antibodies target domain III (D3) only, which is accessible for antibody binding only in the inactive conformation of wildtype EGFR, and no approved antibodies

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target domain II (D2), which is accessible for antibody binding only in the active, ligand-bound conformation of wildtype EGFR. Antibodies targeting D2 are expected to be more effective when epidermal growth factor (EGF) or other members of the EGF family are overexpressed. The Company is developing a bispecific antibody that is active against both the inactive and active conformations of wildtype EGFR, and the Company anticipates filing an IND for this program by 2024. Achieving a higher level of EGFR inhibition may better control tumor growth and delay the emergence of resistance mechanisms that drive EGFR into the active conformation, thereby addressing a key limitation of approved anti-EGFR antibodies. The Company acquired this program in 2021 from Emerge Life Sciences, and the asset purchase agreement is described in the Registration Statement (“Business—Our acquisition and license agreements—Emerge LifeSciences”) and filed as a material agreement (Exhibit 10.21).

Based on the foregoing, coupled with the existing disclosure in the Registration Statement (including the filing of acquisition/license agreements for the applicable programs as material agreement exhibits and the separate bullet in “Use of Proceeds” setting forth expected proceeds to be used for the discovery and pre-IND stage programs), the Company strongly believes that each of the foregoing programs is sufficiently material to its business to warrant inclusion in the pipeline.

2.

Refer to your response to our prior comment 5. Your pipeline table, which indicates that you are currently in Phase 1 of HERKULES-2, HERKULES-3 and HERKULES-4 clinical trials, appears to be inconsistent with your disclosure on pages 4 and 127 that you are planning to begin the dosing of first patients in HERKULES-2, HERKULES-3, and HERKULES-4 in the future. If these trials have not yet begun, please revise your pipeline table here and throughout the registration statement accordingly.

Erasca’s Response: The Company has revised the pipeline table on pages 4, 110 and 125 of the Registration Statement in response to the Staff’s comment, to clarify that the HERKULES-2, HERKULES-3, and HERKULES-4 trials are planned and that the HERKULES-1 trial is ongoing. In addition, the Company has updated the pipeline table to indicate that a Phase 1 trial for ERAS-007 was previously completed by Asana, to further clarify why the applicable rows of the pipeline table for ERAS-007 are shown in the Phase 1 stage, while acknowledging that for such rows the relevant HERKULES trials have not yet commenced. The Company respectfully advises the Staff that this presentation is consistent with the disclosure throughout the Registration Statement that the dosing of such HERKULES trials is expected on the timelines indicated therein.

Business

Patient lives at stake annually with RAS/MAPK pathway alterations, page 120

3.

Please provide support for your statement here as it relates to your belief that “[y]our deep and focused pipeline has the potential to target 100% of CRC, ~90% of pancreatic cancer, ~70% of head and neck squamous cell carcinoma (HNSCC), ~65% of melanoma, ~55% of GBM, ~40% of NSCLC, and ~40% of AML, and also the potential to provide targeted therapy options for many patients with RAS/MAPK pathway-driven tumors in a wide range of less common histologies.” In this regard, we note that you appear to have only one product candidate in Phase 1 and one product candidate in Phase 2 of clinical trials and that all remaining product candidates are still either in discovery or pre-clinical trials. In addition, none of the types of cancers you reference in this statement appear to be included as specific indications in your pipeline table.

Erasca’s Response: The Company has removed the statement on page 120 of the Registration Statement in response to the Staff’s comment.

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ERAS-601: our SHP2 inhibitor, page 147

4.	We note your response to our prior comment 11 and reissue in part. Please identify the four serious adverse events (SAEs) observed in the clinical trial referenced on pages 152 and 153.

The Company has revised the disclosure on page 154 of the Registration Statement in response to the Staff’s comment to identify the four serious adverse events.

Our acquisition and license agreements

University of California, San Francisco, page 176

5.

We note your response to our prior comment 13 and reissue in part. On page 177, you state that you are obligated to pay tiered sublicensing fees ranging from “low double digit percentages to up to 30%.” Please revise to clarify what you mean by “low double digit percentages” so that investors understand the potential range of royalty payments in a range not to exceed ten percent. If the range is more than ten percent, please provide a range within ten percent for each tier or disclose the number of tiers.

Erasca’s Response: The Company has revised the disclosure on page 177 of the Registration Statement in response to the Staff’s comment.

Government Regulation

Foreign Regulation, page 191

6.	We note your response to our prior comment 12 and reissue. Please revise this section to describe the approval process in China and Japan.

Erasca’s Response: The Company has revised the disclosure starting on page 198 of the Registration Statement in response to the Staff’s comment.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Sonia Bednarowski, Securities and Exchange Commission

Angela Connell, Securities and Exchange Commission

Julie Sherman, Securities and Exchange Commission

Jonathan Lim, M.D., Erasca, Inc.

David M. Chacko, M.D., Erasca, Inc.

Ebun Garner, Erasca, Inc.

June 25, 2021

Cheston Larson, Latham & Watkins LLP

Charles Kim, Cooley LLP

Sean Clayton, Cooley LLP